SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3rd June 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

PROTHERICS ANNOUNCES PRELIMINARY RESULTS
FOR YEAR ENDED 31 MARCH 2008

Strong increase in underlying revenues and robust financial position

Solid progress across late stage
pipeline

London, UK, Brentwood, TN, 3 June 2008
- Protherics PLC, (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces its preliminary results for the 12 months ended 31 March 2008.

Financial Highlights

  Trading revenues of £23.5 million (2007: £18.5 million)
  ,
   delivering organic growth of 27%
  Gross
  m
  argin
  on trading revenues increased to 47% (2007: 39%)
  R&D expenditure of £19.1 million (2007: £14.0 million) reflecting planned
  increased investment in the development pipeline
  Strong financial position with £37.7 million of cash at year end (2007: £40.0 million)

Operational Highlights

  AstraZeneca commenced its CytoFab™ phase 2 programme in severe sepsis
  Digoxin Immune Fab phase 2b study reported in pre-eclampsia
  OncoGel™ phase 2b study commenced in oesophageal cancer
   and

  Acadra™ phase 1/2 study started in
  B-cell chronic lymphocytic leukaemia (B-CLL)
  Licensing deals with Nobilon B.V. and MyungMoon Pharm. Co. Ltd. for non-core assets

Commenting on the results,
Stuart Wallis
, Chairman, said:

"
Protherics has made good financial and clinical progress this year and we are pleased to see continued strong performance from our critical care
 products, CroFab™ and DigiFab™.
We
 expect
important

news flow
 both this year and next
as we
advance
 our pipeline of
nine

clinical
development
programmes
. With
a
 broad, late-stage development pipeline supported by a strong cash position,
 and
the opportunity to sell our own products in 2010
 we can see a clear path to Protherics becoming a leading and self-sustaining biopharmaceutical business."

| Ends |

There will be an analyst meeting at 8.30am
UK
 time
today
in
London
 at the offices of
Piper Jaffray at
One South Place
,
London

EC2
M 2RB
. There will be a simultaneous conference call and webcast. For further details, please contact
Mo Noonan
 on +44 (0)20 7269 7116. To access the webcast please visit
www.protherics.com

For further information please contact:

Protherics
Andrew Heath , CEO	+44 (0) 20 7246 9950
Rolf Soderstrom , CFO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar , President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visit
www.protherics.com

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading
international
biopharmaceutical company focused on specialist products for critical care and cancer.

Protherics has produced two FDA approved biologics for critical care use which are currently sold in the
US
: CroFab™, a
North American
pit viper antivenom and DigiFab™, a digoxin antidote. Protherics reported revenues of £2
6.1
 million for its year end
ed
 31 March 2008 and
a
strong cash balance of £37.7 million. The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, following a major licensing deal announced in December 2005. AstraZeneca is conducting an additional phase 2 programme following changes to the commercial manufacturing process. A new formulation of Angiotensin Therapeutic Vaccine, for the treatment of hypertension, is scheduled to enter a phase 2a study in mid 2008. This formulation contains our novel adjuvant, CoVaccine HT™, which has improved the immune response in non-clinical models with a range of vaccines in many species. Protherics also has four novel products being developed in a range of cancer indications where it intends to undertake the sales and marketing in the US and/or the EU.

With headquarters in
London
, the Company has approximately 300 employees across its operations in the
UK
, US and
Australia
.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to future growth, technology acquisitions, product sales and manufacturing, and regulatory approval of Protherics' products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company's products, the timing and receipt of regulatory approvals, the successful integration of acquired businesses and intellectual property, and other factors discussed elsewhere in this announcement and
 in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

PRELIMINARY
 STATEMENT

Overview

Despite extremely turbulent financial markets in both the wider industry and the biotechnology sector, Prother ics made significant progress during
 2007
-2008
 towards
achieving
its goal of becoming a self-sustaining international biopharmaceutical business. We delivered a 27% increase in underlying trading revenues

and
an 8% improvement in
corresponding
gross margin. At the same time, we increased our investment in R&D and made excellent progress in achieving our target of having nine clinical
development
programmes in 2008
. We finished the year with £37.7 million in cash and our strong balance sheet provides us with the means to d evelop our pipeline of valuable
 products
 to key decision points
.

In 2008 and 2009, major news flow
is expected
on key value drivers in our pipeline as we look forward to results from AstraZeneca's phase 2 programme for CytoFab™ in severe sepsis, and the results from our Angiotensin Therapeutic Vaccine proof of concept study in hypertension. We also expect to report
further progress
with

our cancer pipeline,
including the submission of
a marketing application for Voraxaze™ in the US, and
results from
proof of concept
studies

for Prolarix™, Acadra™ and OncoGel™. These results will determine the shape of our pipeline and pattern of R&D investment for the next few
 years.

In 2010, we expect to
begin
 our transformation into a commercial and self-funding biopharmaceutical company as we start to sell CroFab™, DigiFab™ and potentially Voraxaze™ ourselves in the US. Protherics will regain the
US
 marketing rights to CroFab
™
 and DigiFab
™
 from its distribution partner Nycomed in October 2010. We reported £20.5 million in sales from these products for the year end ed
 31 March 2008
 and
with the return of the marketing rights, we have an opportunity to double our revenues and more than double our profits from these two products.

 Importantly, this also provides us with an ideal opportunity to establish a small sales force in the
US
, through which we can sell Voraxaze™ and other hospital specialist products in the future.

We are proud of our track record of having produced two products that are used in life threatening situations,

and
 we continue to develop
a number of other

valuable products
 in our pipeline
. With key pipeline
news flow
 over the next 12-18 months and the transformational events of 2010 in sight, we can now see a clear path to Protherics becoming a leading and self-sustaining biopharmaceutical business.

MARKETED PRODUCTS

CroFab™ - pit viper antivenom

CroFab
™
 is a polyclonal
antibody fragment (Fab)
 for the

management of
minimal to moderate North American

crotalid (pit viper) envenomations. It is currently the only product marketed for these bites in the
US
, where approximately

8,000 pit viper bites are reported each year. We believe that CroFab
™
 has captured
more than
 half of
a potential
US$70-80 million market
in the
US
.

Net sales are currently shared equally with our distributor Fougera, a division of Nycomed.  Protherics’ CroFab
™
revenues were £15.7 million in the year compared to £14.1 million in the previous year - up 17% at constant exchange rates. Protherics will receive the full sales value from CroFab
™
once the current distribution agreement expires in October 2010.

DigiFab™ - treatment for digoxin overdose

DigiFab
™
 is a polyclonal
antibody fragment (
Fab
)
 for the treatment of
life-threatening or potentially life-threatening digoxin
 toxicity
or
 overdose.
 It
is the market leading product in the
US
 market, where it competes with Digibind
®
 (GlaxoSmithKline).

The
US
 market

is estimated to be worth approximately US$25 million per annum.
We
also
anticipate gaining marketing authorisation in the
UK
 in the current financial year, followed by subsequent approvals in the rest of
Europe
, allowing us to
 also
 compete with Digibind® in a
European
market estimated to be worth €5-10 million per annum.

Net sales
of
CroFab™ and
 DigiFab™

in the
US
 are currently shared equally with
our distributor
Fougera
.

Protherics'
DigiFab
™
 sales were £4.8 million in the year compared to £2.7 million in the previous year - up 82% at constant exchange rates.
Protherics will receive the full sales
value
from DigiFab
™

in the
US

once the current distribution agreement expires in October 2010.

R&D PIPELINE UPDATE

CytoFab™

(for sepsis resulting from uncontrolled infection) phase 2 study commenced by AstraZeneca

CytoFab™
 is
 an anti-TNF-alpha polyclonal antibody fragment (Fab) for the treatment of sepsis, which we

out-licensed to our partner, AstraZeneca, in December 2005.
It is estimated that sepsis affects around 3 million people worldwide per annum and kills one in three patients. Protherics believes that the severe sepsis market alone
has the potential to be worth up to $8 billion per annum
 globally
.

Protherics previously reported encouraging
data from an
81 patient phase 2b study with CytoFab
™
 in severe sepsis.
In January 2008, AstraZeneca commenced an additional phase 2 programme with CytoFab
™

following changes to the

commercial manufacturing process. AstraZeneca's phase 2 programme will consist of two separate studies in patients with severe sepsis. The first study, which is now underway, is designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of CytoFab
™
 produced by the new manufacturing process. It will enrol up to 70 patients across multiple sites in the
US
 and is expected to report towards the end of the year or
in
early 2009. Following the successful completion of this study, AstraZeneca intends to start a second study to assess both the safety and the efficacy of CytoFab
™
 in a much larger patient group. Protherics will receive its next milestone payment of £10 million from AstraZeneca upon the start of a pivotal phase 3 study which is anticipated in 2010.

Digoxin Immune Fab (treatment of pre-eclampsia) phase 2b study reported

Protherics has in-licensed the intellectual property rights to use Digoxin Immune Fabs (DigiFab™ and GlaxoSmithKline’s Digibind
®
) as potential treatments for pre-eclampsia, a potentially life-threatening condition of pregnancy occurring in approximately 10% of pregnancies worldwide.

In April 2008, we reported the headline results from the phase 2b “DEEP” study which investigated the use of Digibind
®
in 51 patients with severe pre-eclampsia. In this small and challenging study, one of the two primary endpoints was met when the deterioration in kidney function during the 24-48 hours period of treatment was found to be significantly less (p<0.05) in patients receiving Digibind
®
than in patients receiving placebo. However, there was no significant difference for the other primary endpoint, the use of antihypertensive drugs, in this study. None of the mothers receiving Digibind
®
reported side effects to treatment.

The clear effect on kidney function provides support for Digibind
®
 having a pharmacologic effect in a
serious
condition for which there is no approved therapy. Protherics intends to discuss the full data set with other stakeholders in the programme, including GlaxoSmithKline, to decide potential next steps.

Angiotensin Therapeutic Vaccine (management of high blood pressure) to start phase 2a shortly

Protherics' Angiotensin Therapeutic Vaccine is designed to induce endogenous antibodies to angiotensin I, one of the key hormones involved in the regulation of blood pressure. Encouraging non-
clinical and clinical results
with our vaccine
suggest that effective
neutralisation
 of angiotensin may cause a clinically significant reduction in blood pressure in hypertensive patients. We are also
encouraged by data reported recently by Cytos Biotechnology AG, that its angiotensin vaccine, CYT006-AngQb, caused a statistically significant reduction in blood pressure

and

was well-tolerated.

Protherics will start a phase 2a study in mid 2008 with a new formulation of
Angiotensin Therapeutic Vaccine
 which incorporates our novel adjuvant, CoVaccine HT
™
, which has shown very promising
non-
clinical results. The goal of this study is to establish whether the new formulation increases the anti-angiotensin antibody response sufficiently to cause a reduction in blood pressure in hypertensive patients.
With proof of concept data at the end of this phase 2a study, Protherics intends out-licensing
the programme to
a pharmaceutical company
 with a franchise in the
 global anti-hypertensive therapy market
,
 currently worth more than
US
$30 billion per annum.

Voraxaze
™
 (for the control of high dose methotrexate therapy in cancer) US marketing application filing
expected
to start
in coming months

Voraxaze
™
 contains an enzyme
(glucarpidase)

that rapidly breaks down the cancer drug methotrexate (MTX). Voraxaze
™
 has been developed to prevent or reduce the potentially
life
-
threatening toxicity that can occur when patients
receiving high doses of MTX (HDMTX) for the treatment of cancer have problems eliminating MTX from the body. Protherics estimates that the market for Voraxaze
™
 intervention use could be worth
US
$25
-50
 million per annum.

To

support

potential
marketing applications in the
US
 and EU
,

Protherics is undertaking a small clinical study
to further characterise

a drug-drug

interaction between
 Voraxaze
™

and

l
eucovorin
,

in parallel to

carrying out additional manufacturing
and analytical
 work.
T
hree
consecutive
planned conformance batches of Voraxaze
™
,

which
are
required for regulatory approval
,
 will be manufactured after the summer shutdown at
our manufacturing partner
Eurogentec.
This will
enable

Protherics to start submitting a rolling Biological Licensing Application ("BLA") to the US Food and Drug Administration ("FDA") in the
second half of
2008, leading to a potential marketing approval in the
US
 in the first half of 2010.  Following feedback from the EMEA, we are investigating the availability

of a suitable
non-
clinical model to support the clinical benefit of using Voraxaze
™

so that we can
generate data to
 support

resubmi
ssion of
 a Marketing Authorisation Application in the EU.

Voraxaze
™

is now being supplied under a Treatment Protocol in the
US
 where we are able to recover our development costs. Voraxaze
™
 continues to be available in Europe and other countries outside the
US
 on a named patient basis.

OncoGel™
(for the
loco-regional control of solid tumours) phase 2b study ongoing in oesophageal cancer

OncoGel
™
 is a novel, locally-administered
,
 sustained-release formulation of paclitaxel, an established chemotherapeutic
,
 for the treatment of solid tumours. Protherics is developing the product in two lead indications: oesophageal cancer and primary brain cancer. Protherics estimates that the
US
 market opportunity for OncoGel
™
 in these two indications alone is in excess of
US
$250 million per annum.
  Our licensing partner
,
 Diatos

S.A.
,
 has rights to the product outside of the
US
,
Canada
,
Mexico
 and
Korea
. Diatos
S.A.

is planning to initiate a
clinical
study of OncoGel™ in
the treatment of
head and neck cancer
.

In January 2008, we initiated a randomi
s
ed multinational phase 2b study to evaluate OncoGel
™
 administered in combination with pre-operative chemo-radiotherapy compared to pre-operative chemo-radiotherapy alone in 124 patients with
oesophageal cancer
. The primary endpoint of the study is a blinded assessment of tumour response, with overall survival a secondary endpoint. Protherics expects to have data available from the phase 2b study in 2010.

We recently received agreement from the FDA to a protocol amendment for our phase 1/2 study of OncoGel
™
 in
recurrent
primary brain cancer
 (glioblastoma multiforme)
.

Following observations of fluid accumulation in the three patients dosed in the first cohort, subsequent patients in the study will have a drain surgically inserted to allow the easy removal of any fluid that accumulates in the brain. The FDA has requested additional non-
clinical safety data prior to further dose escalation in the study and so
recruitment will recommence
in the meantime
with a lower dose volume of OncoGel
™
.

Prolarix
TM
 (a targeted therapy for select solid tumours) phase 2 to commence shortly in primary liver cancer

Prolarix
™
 is comprised of a small molecule prodrug, tretazicar, which is converted by an endogenous enzyme, NQO2
,
to a highly cytotoxic agent when administered with
an enzyme

cosubstrate, caricotamide.
The enzyme
NQO2
 has elevated activity in certain tumours, in particular primary liver cancer (hepatocellular carcinoma or HCC), offering a potentially selective therapeutic effect. HCC is a devastating cancer which kills around 500,000 patients each year globally and, despite the recent approval of sorafenib (Nexavar
®
, Onyx/Bayer), life expectancy for HCC patients remains less than 12 months from diagnosis. Prolarix
™
 may also have a role in the treatment of other solid tumours, such as ovarian cancer and melanoma providing a wider potential market opportunity for the drug
.

Our partner, Cancer Research
UK
, has completed a phase 1 study of Prolarix™

and
we are awaiting the
final
study
report
.
We have already reported that t
he maximum tolerated dose has been determined
 and
that tretazicar has been shown to be rapidly eliminated from the blood in the presence of caricotamide, suggesting that the prodrug has been activated
.

We are pleased to report that

Cancer Research
UK

yesterday p
resented data from this study at the
American Society of Clinical Oncology (ASCO) Annual Meeting
,

showing
 evidence of DNA damage in tumour tissue
 from patients treated at the maximum tolerated dose
.

Encouraged by this data,
Protherics plans to start a phase 2 programme shortly to investigate tumour responses in the lead indication of
HCC. This phase 2 programme will comprise an open-label run-in study
 to a larger controlled study in which Prolarix
™

will be added to sorafenib and compared with sorafenib alone. The open-label study
should provide an early indication of potential efficacy in HCC patients and results are expected
from this initial study in 2009.

Acadra™ (acadesine; a selective therapy for B-cell
c
hronic
l
ymphocytic
l
eukemia
) phase 1/2 underway

Most drugs used to treat B-cell Chronic Lymphocytic Leukemia (B-CLL) not only kill B-cells
,
which over proliferative in this
 disease,
 but also kill T-cells
 which
help
protect the body from infection. As a result, patients who are treated with current therapies have an increas
ed

risk of serious infection, a common cause of death in patients with B-CLL. Acadra
™
 is a
promising,
potentially selective
,
 treatment which has been shown to cause the death of B-cells whilst sparing T-cells when added to blood samples taken from patients with B-CLL. It has also been shown to cause the death of B-cells when added to the blood of patients who are refractory to fludarabine, one of the most commonly used treatments for B-CLL. It estimated that up to 160,000 patients develop B-CLL globally per annum, and with two
-
thirds of patients requiring treatment, we estimate that the market opportunity could be up to

US
$250 million per annum.

Protherics and its co-development partner, Advancell, have initiated a phase 1/2 study of Acadra
™
 in patients with recurrent or refractory B-CLL. The study is being undertaken in
Belgium
,
France
 and
Spain
 and will
enrol
 up to 30 B-CLL patients.
Part

I

of the study is an open-label assessment of the safety and tolerability of escalating single doses of Acadra
™
 followed, in
Part II
, by an assessment of
up to five
repeated doses.
Part

I of the study is expected to be completed in 2009, with the intention of providing initial evidence of a potential selective effect.

OTHER ASSETS

Progress was also made during the year in
realising
 value from our non-core assets gained through our acquisitions of MacroMed Inc. and certain assets from CoVaccine B.V. A licensing agreement for CoVaccine HT
™
 was signed with Nobilon B.V., the human vaccine development unit of
Organon BioSciences

recently acquired by
Schering Plough. Nobilon will use our CoVaccine HT
™
 adjuvant in the development of a seasonal elderly flu vaccine and a pandemic flu vaccine. An agreement was also signed with MyungMoon Pharm. Co. Ltd. for the use of ReGel™, our injectable, thermosensitive sustained release polymer delivery system, for the formulation of anti-inflammatory products for the treatment of arthritis. We also have feasibility studies on-going with a number of other parties interested in our non-core assets.

OPERATIONS

Having achieved the successful
scale
-
up of the CytoFab™ manufacturing process and supplied clinical trial material to AstraZeneca, our focus has returned to revising

our CroFab
™
 manufacturing process to improve our gross margins. These process changes will require a small clinical study prior to FDA approval which is expected in the
US
 in 2010.
  We have also been working closely with Eurogentec, our manufacturing partner for Voraxaze™, to prepare for
US

approval and commercial supply.

Headcount has increased from 271 employees at 31 March 2007 to 303 employees at 31 March 2008.

OUTLOOK

Our goal is to become a leading international biopharmaceutical company selling our own specialist hospital
products. Our plan is simple. We intend to use our current cash, which we reported at £37.
7 million
at 31 March 2008, to fund the pipeline to key decision points for each of our programmes over the next two years. We have two main
 value drivers in the pipeline with CytoFab
™
,

licensed to AstraZeneca,
 and our
 Angiotensin Therapeutic Vaccine,
which we intend to outlicense at the end of phase 2a
.
 Our R&D investment is, and will continue to be, focused on the development of our niche cancer pipeline to provide additional products for the Company to sell in future years. The return of the
US
 marketing rights for CroFab
™
 and DigiFab
™
, and the potential approval of Voraxaze
™
 in the
US
 in 2010, will allow us to establish a commercial infrastructure and help fund our development pipeline in the future. To capitalise on this opportunity, Protherics must access and develop additional products that can be sold through this sales force. We look forward to selling our own products in the near future and moving the Company to the next stage of its development.

FINANCIAL REVIEW

Following a pleasing performance

during the financial year ended 31 March 2008, we remain in a strong financial position
, with encouraging growth in trading revenues and gross margin, and a healthy cash position.

Revenues
Trading revenues from our products, which exclude CytoFab
™
 milestone revenues, increased by 27% in 2008. This strong organic growth was underpinned by increased revenues for DigiFab
™
 and CroFab
™
, together with increased
revenues

from the

US
 cost recovery programme and named patient sales of
 Voraxaze
™
. Total reported revenue for 2008 was £26.1 million, compared to £31.1 million i
n 2007, which included a one-time
 £10 million CytoFab
™
 manufacturing milestone from AstraZeneca.

Revenue
 analysi
s

	2008 £m	2007 £m
CroFab ™	15.7	14.1
DigiFab ™	4.8	2.7
Voraxaze ™	2.8	1.4
ViperaTA b ™	0.2	0.3
Trading revenues	23.5	18.5
CytoFab ™	2.3	12.2
Other	0.3	0.4
Total revenues	26.1	31.1

CroFab
™
 revenues increased by 11% in 2008, or 17% in constant currency, as a result of increased shipments of CroFab
™
 to Fougera.
Total
DigiFab
™
 revenues
were
up 78% on a reported basis, driven by increased shipments to Fougera and increased royalties on
US
product sales. This reflects both a rebalancing of stock levels held by our distributor to a more normalised level and also increased market penetration. During 2008 the FDA approved cost recovery for Voraxaze
™
 in the
US
, which, in combination with increased named patient sales in
Europe
, resulted in turnover for Voraxaze
™
 doubling during the year.

Gross Profit on Trading Revenues

	2008 £m	2007 £m
Trading revenues	23.5	18.5
Cost of Goods Sold	12.5	11.3
Gross Profit	11.0	7.2
Gross margin on Trading Revenues	47%	39%

Increased volumes of higher margin products helped deliver an improved gross margin of 47%
on trading revenues
compared to 39% in the previous year. As a result, gross profits on manufactured products increased substantially from £7.2 million to £11
.0
 million, a pleasing performance.

R&D and Administration Expenses
Research and development expenditure increased

as
was
planned, to £19.1 million from £14
.0
 million as we stepped up our investment in our development pipeline. In addition, we saw the full year impact of the development activities arising from our acquisition
s
 of OncoGel
™
,
and
the
in
-
licensing of
Acadra
™
 and Digoxin Immune Fab
for pre-eclampsia,
in January 2007. No research and development expenditure has been capitalised.

General and Administration costs increased to £13.7 million (2007: £10.
2
 million) as the full year impact of the acquisition of MacroMed
 Inc.
, in January 2007
,
 was included in the results for the first time combined with the costs of managing the expanded development pipeline.

Finance income and costs
Finance income of £2.4 million increased from £1.2 million in the prior year reflecting the higher cash balance maintained throughout the year. Finance costs of £0.4

m
illion
 (2007: £0.4 million) relate to finance lease charges and convertible loan note interest.

Results after tax
As expected, the loss after tax increased to £16.7 million (2007: £3.4 million), reflecting the increased expenditure relating to enhanced development pipeline and the acquisitions made in January 2007. The 2007 results included the benefit of the £10 million AstraZeneca milestone.

Balance Sheet
Non
-
current assets increased to £42.2 million from £40.6 million due to continued investment in property plant and equipment. Current assets decreased to £52.6 million from £66.6 million reflecting the receipt of £10

m
illion
 milestone payment from AstraZeneca in April 2007 which
was subsequently

reinvested in our development pipeline. Total liabilities increased to £33.3 million from £30.8 million in line with our higher levels of R&D expenditure.

Liquidity and cash flow
Operating loss for the year was £19.2 million compared to £4.4 million in 2007. The receipt in April 2007 of the £10 million AstraZeneca milestone together with reduced levels of working capital contributed to a net cash inflow from operating activities of £0.2 million compared to an outflow of £15.8 million in 2007. Investment in property, plant and equipment increased to £3.5 million compared to £1.2 million in 2007. The net decrease in cash during the year was £2.
4
 million compared to an increase in 2007 of £14.6 million which included £36.2 million of proceeds from the share issue in January 2007.

Cash and cash equivalents were £37.
6

million compared to £40
.0
 million in March 2007. Cash is invested with institutions with the highest credit ratings
,
 with security being the prin
cipal
 investment objective.

Currency effects
The majority of Protherics' revenues arise in US
 dollars

whil
e

a significant proportion of the manufacturing and administrative costs are denominated in
Sterling
 and Australian
dollars
. We manage our currency exposure by using foreign exchange contracts on a rolling twelve month basis. The difference between the fair value of these contracts at each year end, together with any other exchange gains or losses is reflected in administrative expenses for the year. The effective overall translation rate applied to the US dollars
 revenues in the year was approximately £/US$ 1.98 compared to £/US$ 1.91 in the previous year.

O
utlook
We are encouraged with the underlying performance of our key products in 2008 and expect trading to remain strong during 2009. We expect continued growth from CroFab
™
, DigiFab
™
 and Voraxaze
™
 and these revenue streams, in conjunction with our existing cash balances, underpin
Protherics
' ability to fund its broad development pipeline to key decision points over the next two years. In 2010 we look forward to the return of the marketing rights for CroFab
™
 and DigiFab
™
 which will significantly enhance our financial capability and provide the platform for developing our commercial
strategy.

Consolidated Income Statement
for the year ended 31 March 2008

		2008	2007
	Notes	£'000	£'000

Revenue	2	26,067	31,119
Cost of sales		(12,463)	(11,334)
Gross profit		13,604	19,785

Administrative expenses
Research and development		(19,138)	(13,978)
General & administrative		(13,684)	(10,161)
Total administrative expenses		(32,822)	(24,139)

Operating loss	2	(19,218)	(4,354)

Finance income		2,382	1,155
Finance costs		(415)	(417)
Loss before tax		(17,251)	(3,616)
Tax	3	509	259
Loss for the year		(16,742)	(3,357)

		Pence	Pence

Basic and diluted loss per share	4	(4.9)	(1.2)

The results relate to continuing operations

Statement of Recognised Income & Expense
for the year ended 31 March 2008

	2008	2007
	£'000	£'000

Exchange differences on translation of foreign operations	236	749
Net income recognised directly in equity	236	749

Loss for the year	(16,742)	(3,357)
Total recognised loss since last financial statements	(16,506)	(2,608)

All recognised income and expense is attributable to equity shareholders.

Consolidated Balance Sheet
at 31 March 2008

		2008	2007
	Notes	£'000	£'000

Non-current assets
Goodwill		10,865	10,878
Intangible assets		19,119	19,652
Property, plant and equipment		11,884	9,987
Investment in subsidiaries		-	-
Deferred tax asset		345	99
		42,213	40,616

Current assets
Inventories		10,205	10,707
Derivative instruments		-	114
Tax receivables		763	773
Trade and other receivables		3,975	15,066
Cash and cash equivalents	5	37,660	39,989
		52,603	66,649

Total assets		94,816	107,265

Current liabilities
Trade and other payables		19,210	14,037
Current tax liabilities		370	273
Obligations under finance leases		966	1,048
Bank overdrafts and loans		54	46
Derivative instruments		170	-
		20,770	15,404

Non-current liabilities
Trade and other payables		8,670	10,844
Borrowings		141	157
Convertible loan notes		1,971	2,100
Obligations under finance leases		1,712	2,289
		12,494	15,390

Total liabilities		33,264	30,794

Net assets		61,552	76,471

Shareholders' equity
Share capital		6,806	6,783
Share premium account		136,292	135,951
Shares to be issued		1,289	1,289
Merger reserve		51,163	51,163
Equity reserve		203	220
Cumulative translation reserve		794	558
Retained earnings		(134,995)	(119,493)
Total equity		61,552	76,471

Consolidated Statement of Changes in Equity

	Share capital	Share premium	Shares to be issued	Merger reserve
	£'000	£'000	£'000	£'000

Balance at 1 April 2006	5,186	86,770	-	51,163

Currency translation adjustments	-	-	-	-
Net income recognised directly in equity	-	-	-	-
Loss for the year	-	-	-	-
Total recognised profit / ( loss ) for the year	-	-	-	-
New share capital subscribed	1,560	48,499	-	-
Shares to be issued	-	-	1,289	-
New loan notes issued	-	-	-	-
Conversion of convertible loan notes	37	682	-	-
Employee share option scheme	-	-	-	-
Balance at 31 March 2007	6,783	135,951	1,289	51,163

Currency translation adjustments	-	-	-	-
Net income recognised directly in equity	-	-	-	-
Loss for the year	-	-	-	-
Total recognised profit / (loss) for the year	-	-	-	-
New share capital subscribed	4	49	-	-
Conversion of convertible loan notes	19	292	-	-
Employee share option scheme	-	-	-	-
Balance at 31 March 2008	6,806	136,292	1,289	51,163

	Equity reserve	Cumulative translation reserve	Retained earnings	Total
	£'000	£'000	£'000	£'000

Balance at 1 April 2006	263	(191)	(116,839)	26,352

Currency translation adjustments	-	749	-	749
Net income recognised directly in equity	-	749	-	749
Loss for the year	-	-	(3,357)	(3,357)
Total recognised profit / ( loss ) for the year	-	749	(3,357)	(2,608)
New share capital subscribed	-	-	-	50,059
Shares to be issued	-	-	-	1,289
New loan notes issued	186	-	-	186
Conversion of convertible loan notes	(229)	-	-	490
Employee share option scheme	-	-	703	703
Balance at 31 March 2007	220	558	(119,493)	76,471

Currency translation adjustments	-	236	-	236
Net income recognised directly in equity	-	236	-	236
Loss for the year	-	-	(16,742)	(16,742)
Total recognised profit / (loss) for the year	-	236	(16,742)	(16,506)
New share capital subscribed	-	-	-	53
Conversion of convertible loan notes	(17)	-	-	294
Employee share option scheme	-	-	1,240	1,240
Balance at 31 March 2008	203	794	(134,995)	61,552

Cash Flow Statements
for the year ended 31 March 2008

		2008	2007
	Note s	£'000	£'000

Cash flows from operating activities

Cash outflow from operations		(126)	(16,051)
Income tax received		282	293
Net cash inflow / (outflow) from operating activities		156	(15,758)

Investing activities
Interest received		2,382	1,155
Proceeds on disposal of property, plant and equipment		2	2
Purchases of property, plant and equipment		(3,471)	(1,242)
Purchases of other intangible non-current assets		-	(4,092)
Acquisition of subsidiary, net of cash acquired		-	(374)
Capital grants received		9	-
Net cash used in investing activities		(1,078)	(4,551)

Financing activities
Interest paid		(160)	(170)
Interest paid on finance leases		(238)	(213)
Repayment of borrowings		(55)	(36)
Repayments of finance leases		(1,063)	(837)
Proceeds from issue of loan note		-	30
Proceeds from issue of shares		53	36,162
Net cash (outflow) / inflow from financing activities		(1,4 63 )	34,936

Net (decrease) / increase in cash and cash equivalents		(2,3 85 )	14,627

Cash and cash equivalents at the beginning of year		39,989	25,438

Effect of foreign exchange rate changes		12	(76)
Cash and cash equivalents at the end of year	5	37,6 16	39,989

Notes to the Consolidated Cash Flow Statement
for the year ended 31 March 2008

Reconciliation of loss for the year to net cash flow from operating activities:

	2008	2007
	£'000	£'000

Loss for the year	(16,742)	(3,357)
Tax	(509)	(259)
Finance costs	415	417
Finance income	(2,382)	(1,155)
Operating loss	(19,218)	(4,354)

Adjustments for:
Change in fair value of derivatives	284	(250)
Deferred grant income	(104)	(111)
Share-based payment costs	1,240	703
Depreciation of property, plant and equipment	2,076	1,373
Amortisation of intangible fixed assets	498	135
Loss on disposal of property, plant and equipment	134	634
Operating cash flows before movements in working capital	(15,090)	(1,870)

Decrease in inventories	686	131
Decrease / (increase) in receivables	11,054	(10,575)
Increase / (decrease) in payables	3,224	(3,737)
Net cash outflow from operating activities	(126)	(16,051)

1. Notes to the preliminary results
Following European regulation issued in 2002, the Company presents its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and which have been prepared using accounting policies consistent with those in the Company's last published financial statements for the year ended 31 March 2007.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 March 2008 or 2007 but is derived from those accounts. Statutory accounts for 2007 have been delivered to the registrar of companies, and those for 2008 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, as adopted by the EU, this announcement does not itself contain sufficient information to comply with IFRS as adopted by the EU. The Company expects to publish its full IFRS, as adopted by the EU, financial statements for the year ended 31 March 2008 on
24
th
 June 2008.

2. Segment information
For management purposes, the Group is organised into two operating segments: the sale, manufacture and development of pharmaceutical products and the out license
 of technology. These divisions are the basis on which the Group reports its primary segment information.

The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues.

	2008			2007
	Sale , manufacture and development of pharmaceutical products	Outlicensed product royalties	Group	Sale , manufacture and development of pharmaceutical products	Outlicensed product royalties	Group
	£'000	£'000	£'000	£'000	£'000	£'000

Revenue	25,843	224	26,067	30,842	277	31,119
Segment result	(19,429)	211	(19,218)	(4,621)	267	(4,354)

Finance income			2,382			1,155
Finance costs			(415)			(417)
Loss before tax			(17,251)			(3,616)
Tax			509			259
Loss for the year attributable to equity shareholders			(16,742)			(3,357)

3. Taxation
An analysis of credit for the year, all relating to continuing operations, is set out below:

	2008	2007
	£'000	£'000
Current tax
UK c orporation tax credit for the current year	-	353
Adjustment in respect of prior years
UK c orporation tax	624	7
	624	360
Foreign tax	(351)	3
Total current taxation	273	363

Deferred taxation
Increase in estimate of recoverable deferred tax asset	236	-
Utilisation of losses	-	(104)
	509	259

Corporation tax in the
UK
 is calculated at 30% (2007: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

The
UK
 tax credits arising in respect of the prior years were as a result of research and development expenditure claimed under the Finance Act 2000.

4. Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The Company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% convertible unsecured loan notes.

The Company has been loss making in both the current and prior year and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.

The calculation of the basic and diluted loss per share is based on the loss of £16,742,000 (2007: £3,357,000) and on 339,541,951 ordinary shares (2007: 285,365,704) being the weighted average number of ordinary shares in issue.

5. Cash & cash equivalents

	2008	2007
	£'000	£'000

Cash at bank and in hand	7,439	1,216
Short term bank deposits	30,221	38,773
	37,660	39,989
Bank overdrafts (included in bank overdrafts and loans under current liabilities)	(44)	-
	37,616	39,989

6. Other

Copies of this announcement are available from the Company Secretary at the Company's registered office, The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 3rd June 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director